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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 VIASOFT, INC.
                           (NAME OF SUBJECT COMPANY)

                              CV ACQUISITION, INC.
                             COMPUWARE CORPORATION
                                    (BIDDER)

                         COMMON STOCK, $0.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   92552U102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                           THOMAS COSTELLO, JR., ESQ.
                              CV ACQUISITION, INC.
                             COMPUWARE CORPORATION
                           31440 NORTHWESTERN HIGHWAY
                        FARMINGTON HILLS, MI 48334-2564
                           TELEPHONE: (248) 737-7300
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                   COPIES TO:

                              DONALD J. KUNZ, ESQ.
                             DAVID E. BARNES, ESQ.
                       HONIGMAN MILLER SCHWARTZ AND COHN
                          2290 FIRST NATIONAL BUILDING
                               DETROIT, MI 48226
                           TELEPHONE: (313) 465-7800

                           CALCULATION OF FILING FEE

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TRANSACTION VALUATION*                                               AMOUNT OF FILING**
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
$161,159,724                                                               $32,232
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

 * Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 17,906,636 shares of common stock, $0.001 par value, of Viasoft, Inc., at $9.00 per share in cash. Such number of shares represents all the shares outstanding as of July 14, 1999.

** The amount of the filing fee was calculated in accordance with Rule 0-11(d) under the Exchange Act.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or schedule and the date of its filing.

    Amount Previously Paid:      None.
    Form or Registration No.:    Not applicable.
    Filing Party:                Not applicable.
    Date Filed:                  Not applicable.

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ITEM 1:  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Viasoft, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 3033 North 44th Street, Phoenix, Arizona 85018.

     (b) This Statement on Schedule 14D-1 relates to the offer by Purchaser (defined below), to purchase all outstanding shares of Common Stock, $0.001 par value, of the Company (the "Shares"), at $9.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Introduction to and
Section 1 ("Terms of this Offer; Expiration Date") of the Offer to Purchase is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in that market set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2:  IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is being filed by CV Acquisition, Inc., a Delaware corporation ("Purchaser"), and Compuware Corporation, a Michigan corporation ("Compuware"). Purchaser is a wholly-owned subsidiary of Compuware. The information concerning the principal businesses and address of the principal office of Purchaser and Compuware and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Purchaser and Compuware are set forth in the Introduction to and Section 8 ("Certain Information Concerning Purchaser and Compuware") of and Schedule I to the Offer to Purchase and are incorporated herein by reference.

     (e) and (f) During the last five years, neither Purchaser, Compuware nor, to the best knowledge of Purchaser and Compuware, any of the persons listed in
Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3:  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) The information set forth in Section 8 ("Certain Information Concerning Purchaser and Compuware") and Section 10 ("Background of this Offer; Contacts with the Company; and the Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in the Introduction, Section 7 ("Certain Information Concerning the Company"), Section 8 ("Certain Information Concerning Purchaser and Compuware"), Section 10 ("Background of this Offer, Contacts with the Company; and the Merger Agreement") and Section 11 ("Purpose of this Offer; Plans for the Company After this Offer and the Merger; Appraisal Rights") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(c) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

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ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

     (a)-(e) The information set forth in the Introduction, Section 10 ("Background of this Offer; Contacts with the Company and the Merger Agreement") and Section 11 ("Purpose of this Offer; Plans for the Company After this Offer and the Merger; Appraisal Rights") of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 13 ("Effect of this Offer on the Market for the Shares, Nasdaq Quotation and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) None.

     (b) None.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Compuware"), Section 10 ("Background of this Offer, Contacts with the Company; and the Merger Agreement") and Section 11 ("Purpose of the Offer; Plans for the Company After this Offer and the Merger; Appraisal Rights") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The financial statements of Compuware contained in its annual report on Form 10-K for the fiscal year ended March 31, 1999 are incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) None.

     (b) and (c) The information set forth in Section 15 ("Certain Legal
Matters: Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

     (e) The information set forth in Section 15 ("Certain Legal Matters:
Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase, the Letter of Transmittal and the Merger Agreement is incorporated herein by reference.

ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS.

     (a)(1) Form of Offer to Purchase dated July 22, 1999.

     (a)(2) Form of Letter of Transmittal.

     (a)(3) Form of Notice of Guaranteed Delivery.

     (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

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     (a)(5) Form of Letter to Clients.

     (a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Summary Advertisement as published in the New York Times on July 22, 1999.

     (a)(8) Text of Joint Press Release by Compuware and the Company dated July 15, 1999.

     (b)(1) Commitment Letter, dated July 14, 1999, from Morgan Stanley Senior Funding, Inc. and Comerica Bank to Compuware.

     (c)(1) Agreement and Plan of Merger, dated as of July 14, 1999, among Compuware, Purchaser and the Company.

     (c)(2) Shareholder Tender and Voting Agreement, dated as of July 14, 1999, among Purchaser and certain officers, directors and shareholders of the Company.

     (c)(3) Confidentiality Agreement, dated as of June 2, 1999, between Compuware and the Company.

     (d) None.

     (e) Not applicable.

     (f) None.

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                                   SIGNATURE

     After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

July 22, 1999

                                          CV ACQUISITION, INC.

                                          By:   /s/ THOMAS COSTELLO, JR.
                                             -----------------------------------
                                          Name:  Thomas Costello, Jr.
                                          Title: Vice President, Secretary
                                                 and Treasurer

                                          COMPUWARE CORPORATION

                                          By:      /s/ LAURA FOURNIER
                                             -----------------------------------
                                          Name:  Laura Fournier
                                          Title: Senior Vice President and Chief
                                                 Financial Officer

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                                 EXHIBIT INDEX

EXHIBIT
NUMBER                           EXHIBIT NAME
-------                          ------------
(a)(1)   Form of Offer to Purchase dated July 22, 1999.
(a)(2)   Form of Letter of Transmittal.
(a)(3)   Form of Notice of Guaranteed Delivery.
(a)(4)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Nominees.
(a)(5)   Form of Letter to Clients.
(a)(6)   Form of Guidelines for Certification of Taxpayer
         Identification Number on Substitute Form W-9.
(a)(7)   Summary Advertisement as published in the New York Times on
         July 22, 1999.
(a)(8)   Text of Joint Press Release by Compuware and the Company
         dated July 15, 1999.
(b)(1)   Commitment Letter, dated July 14, 1999, from Morgan Stanley
         Senior Funding, Inc. and Comerica Bank to Compuware.
(c)(1)   Agreement and Plan of Merger, dated as of July 14, 1999,
         among Compuware, Purchaser and the Company.
(c)(2)   Shareholder Tender and Voting Agreement, dated as of July
         14, 1999, among Purchaser and certain officers, directors
         and shareholders of the Company.
(c)(3)   Confidentiality Agreement, dated as of June 2, 1999, between
         Compuware and the Company.
(d)      None.
(e)      Not applicable.
(f)      None.

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